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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 NETEGRITY, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

            Options Purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    64110P107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                Regina O. Sommer
        Chief Financial Officer, Vice President of Finance and Treasurer
                                 Netegrity, Inc.
                                52 Second Avenue
                                Waltham, MA 02451
                                 (781) 890-1700
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                         Anthony J. Medaglia, Jr., Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 951-6600

                            CALCULATION OF FILING FEE

           Transaction valuation*                    Amount of filing fee
                $13,902,840                                $1,279

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,083,636 shares of common stock of Netegrity, Inc. having an aggregate value of $13,902,840 as of August 21, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction. The fee was previously paid with the filing of Schedule TO on August 23, 2002.

   [_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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   Amount Previously Paid: Not Applicable. Form or Registration No.: Not
   applicable. Filing party: Not applicable. Date filed: Not applicable.

   [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_]third party tender offer subject to Rule 14d-1. [X]issuer tender offer subject to Rule 13e-4. [_]going-private transaction subject to Rule 13e-3. [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 23, 2002 relating to the offer by Netegrity, Inc. ("Netegrity") to exchange options to purchase shares of its common stock, par value $.01 per share, held by certain employees for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of grant (the "Offer") upon the terms and subject to the conditions in the Offer to Exchange dated August 23, 2002 ( the "Offer to Exchange").

Item 1. Summary Term Sheet. Item 1 is hereby supplemented as follows: The information set forth in the Offer Supplement dated September 10, 2002, a copy of which is attached hereto as Exhibit (a)(13) (the "Offer Supplement"), is incorporated herein by reference.

Item 4. Terms of the Transaction. Item 4 is hereby supplemented as follows: (a) The information set forth in the Offer Supplement is incorporated herein by reference.


Item 12. Exhibits.

      (a)(1) Offer to Exchange dated August 23, 2002.*

      (a)(2) Election Form.

      (a)(3) Election Form (Bycoff/Taneja).

      (a)(4) Cover Letter from Barry Bycoff to Netegrity employees, dated August 23, 2002.*

      (a)(5) Form of Notice to Change Election from Accept to Reject.

      (a)(6) Netegrity, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 22, 2002, and incorporated herein by reference. *

      (a)(7) Netegrity, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002, and incorporated herein by reference. *

      (a)(8) Netegrity, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference. *

      (a)(9) PowerPoint Presentation to Employees. *

      (a)(10) Employee Value Program Frequently Asked Questions. *

      (a)(11) Notice of Acceptance. *

      (a)(12) Notice of Acceptance (Bycoff/Taneja). *

      (a)(13) Supplement to Offer to Exchange, dated September 10, 2002.


      (b) Not applicable.

      (d)(1) Netegrity, Inc. 1994 Stock Plan, filed as Exhibit 4 to Registration Statement on Form S-8, filed on January 26, 1998, and incorporated herein by reference.*

      (d)(2) Netegrity, Inc. 1997 Stock Option Plan, as Amended, filed with the Definitive Proxy Statement, filed on March 19, 1999, and incorporated herein by reference.*
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      (d)(3) Netegrity, Inc. 2000 Stock Incentive Plan, filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K, filed on April 11, 2002, and incorporated herein by reference.*

      (d)(4) Netegrity, Inc. 2001 Interim General Stock Incentive Plan, filed as
      Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002, and incorporated herein by reference.*

      (d)(5) Netegrity, Inc. 2002 Employee Retention General Incentive Plan, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002, and incorporated herein by reference.*

      (d)(6) Netegrity, Inc. 2002 General Stock Incentive Plan *

      (g) Not applicable.

      (h) Not applicable.

*    Previously filed
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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete, and correct.

                                                NETEGRITY, INC.

Dated: September 10, 2002                       By:/s/ Regina O. Sommer
                                                   --------------------
                                                Regina O. Sommer
                                                Vice President, Chief Financial
                                                Officer and Treasurer